January 14, 2016

Ms. Amanda Ravitz

Assistant Director

Office of Electronics and Machinery

Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re: MoSys, Inc.

Form 10-K for the year ended December 31, 2014

Filed March 13, 2015

Form 10-Q for the quarter ended March 31, 2015

Filed May 11, 2015

File No. 000-32929

Dear Ms. Ravitz:

MoSys, Inc. (“we” or the “Company”) submits this letter in response to the comments from the Staff of the Division of Corporation Finance of the Securities and Exchange Commission (the “Staff”), which were set forth in your letter dated December 31, 2015 (the “Letter”) regarding the above referenced documents.

Form 10-Q for Fiscal Quarter Ended March 31, 2015

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 16

Results of Operations, page 17

1.              We note that product revenue decreased due to a lower volume of integrated circuit shipments. In future filings, please discuss any unusual or infrequent events that individually had a material impact on your results. We note for example, statements made in your earnings call suggesting that a customer in Japan may have discontinued its orders. Please refer to Item 303(a)(3)(i) of Regulation S-K.

In future filings, we will discuss any unusual or infrequent events or transactions or any significant economic changes that materially affected the amount of reported income from continuing operations, and, in each case, will indicate the extent to which income was so affected, as required by Item 303(a)(3)(i) of Regulation S-K.

In connection with responding to the Staff’s comments, MoSys, Inc. acknowledges that:

•                  The Company is responsible for the adequacy and accuracy of the disclosures in its filings;

•                  Staff comments or changes to disclosures in response to Staff comments do not foreclose the Securities and Exchange Commission from taking any action with respect to the filings; and

•                  The Company may not assert Staff comments as a defense in any proceeding initiated by the Securities and Exchange Commission or any person under the federal securities laws of the United States.

Sincerely,

/s/ James W. Sullivan

James W. Sullivan
Chief Financial Officer
MoSys, Inc.